50

SECURITIE[illegible] 04019483 [illegible]SION
[illegible] 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 AND ENDING March 31, 2004
MM/DD/YY MM/DD/YY

RECD S.E.C.
JUN 0 4 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 3 Mark Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2900 Wilcrest Suite 245
(No. and Street)

Houston (City) Texas (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Betsy E. Riley (713) 780-1616 X208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein + Associates LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street Suite 1600 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Betsy E. Riley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 3 Mark Equities, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENAE M. MOORE
MY COMMISSION EXPIRES
February 19, 2006

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] A(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] A(m) A copy of the SIPC Supplemental Report.
- [x] A(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

3 Mark Financial, Inc.

2900 Wilcrest Suite 245
Houston, TX 77042
713-780-1616

Fax

To:	Sonia Osborne	**From:**	Betsy E. Riley (713) 781-3552
Fax:	1-703-914-4368	**Pages:**	3 pages including cover
Phone:		**Date:**	
Re:	Facing Page for 3 Mark Equities, Inc.	**CC:**	

☑ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

• **Comments:**

See attached facing page.

3 Mark Equities, Inc.

Financial Statements and Supplemental Schedules
For the Years Ended March 31, 2004 and 2003
Independent Auditors' Report and
Supplemental Report on
Internal Control Structure

3 MARK EQUITIES, INC.

TABLE OF CONTENTS

PAGE

HEIN + ASSOCIATES LLP

Certified Public Accountants and Consultants

Denver • Houston • Dallas • Southern California • Phoenix

INDEPENDENT AUDITOR'S REPORT

Board of Directors
3 Mark Equities, Inc.
Houston, Texas

We have audited the accompanying statements of financial condition of 3 Mark Equities, Inc. (a wholly-owned subsidiary of 3 Mark Financial, Inc.), as of March 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3 Mark Equities, Inc. as of March 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
April 22, 2004

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone **303-298-9600**
Fax 303-298-8118
www.heincpa.com

3 MARK EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	As of March 31, 2004	As of March 31, 2003
Assets:		
Cash and cash equivalents	$ 11,679	$ 215,386
Commissions receivable	10,370	12,440
Receivable from Parent	–	31,242
Total Assets	$ 22,049	$ 259,068

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Liabilities:		
Commissions payable	$ 8,296	$ 8,708
Total liabilities	8,296	8,708
Stockholder's Equity:		
Common stock, $.01 par value; 1,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	9,990	9,990
Retained earnings	3,753	240,360
Total stockholder's equity	13,753	250,360
Total Liabilities and Stockholder's Equity	$ 22,049	$ 259,068

See accompanying notes to these financial statements.

3 MARK EQUITIES, INC.

STATEMENTS OF INCOME

	For the Years Ended March 31,	
	2004	2003
Revenues	$ 759,565	$ 985,147
Expenses:		
Commissions	622,839	702,178
Management fee	100,000	120,000
	722,839	822,178
Income Before Income Taxes	36,726	162,969
Income Taxes	(10,282)	(48,891)
Net Income	$ 26,444	$ 114,078

See accompanying notes to these financial statements.

3 MARK EQUITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
BALANCES, April 1, 2002	$ 10	$ 9,990	$ 126,282	$ 136,282
Net income	–	–	114,078	114,078
BALANCES, March 31, 2003	10	9,990	240,360	250,360
Distributions to Parent	–	–	(263,051)	(263,051)
Net income	–	–	26,444	26,444
BALANCES, March 31, 2004	$ 10	$ 9,990	$ 3,753	$ 13,753

See accompanying notes to these financial statements.

3 MARK EQUITIES, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended March 31, 2004	2003
Operating Activities:		
Net income	$ 26,444	$ 114,078
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	2,070	13,453
Receivable from parent	31,242	(4,240)
Commissions payable	(412)	(9,417)
Net cash provided by operating activities	59,344	113,874
Financing Activities:		
Receivable from parent treated as a distribution	(263,051)	-
Net cash used in financing activities	(263,051)	-
Net Increase In Cash and Cash Equivalents	(203,707)	113,874
Cash and Cash Equivalents, beginning of year	215,386	101,512
Cash and Cash Equivalents, end of year	$ 11,679	$ 215,386
Supplemental Information:		
Cash paid to Parent for income taxes	$ 10,282	$ 48,891

See accompanying notes to these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Organization and Nature of Operations – 3 Mark Equities, Inc. (the "Company") was incorporated in Delaware on February 16, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and was established as a limited broker and dealer involved with wholesaling variable insurance products. The Company receives gross dealer concessions or wholesale concessions from other designated brokers and dealers for sales of mutual funds, unit investment trusts, corporate debt and equity securities. The Company is a wholly owned subsidiary of 3 Mark Financial, Inc. (the "Parent"). Except for the initial capital contribution in March 2000, the Company had no transactions prior to January 2001.

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Company provides for deferred income taxes under the liability method. The Company has no temporary differences between the book and tax bases of its assets and liabilities.

The operating results of the Company are included in the consolidated income tax returns filed by the Parent and its affiliates. The Parent's policy is to allocate income tax liabilities or benefits to the Company on a separate return basis as net income or losses are incurred.

Commission Income and Expense – The Company earns commissions from the sale of mutual funds, unit investment trusts, corporate debt and equity securities through a network of registered representatives of affiliated broker/dealers. The managers of those registered representatives are paid commissions, which generally are approximately 70% of the commission earned by the Company.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2. **RELATED PARTY TRANSACTIONS:**

The Company has no full-time employees and shares facilities with its Parent and its affiliates. Accordingly, the Company is economically dependent on its Parent. The Company paid its parent $100,000 and $120,000 in management fees and approximately $623,000 and $702,000 in commissions for the years ended March 31, 2004 and 2003, respectively.

As of March 31, 2003, the receivable from affiliate consists entirely of the Company's over payment of expenses to its Parent. As of March 31, 2004, the Company had made overpayments to the Parent, totaling $263,051, which have been reflected as a distribution in the accompanying financial statements.

3. **MINIMUM NET CAPITAL REQUIREMENT**:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At March 31, 2004, the Company had net capital of $13,753, which was $8,753 greater than its required net capital of $5,000. At March 31, 2003, the Company had net capital of $219,118, which was $214,118 more than its required net capital of $5,000.

SCHEDULE I

3 MARK EQUITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2004 AND 2003

	March 31, 2004	March 31, 2003
Computation of Net Capital:		
Total stockholder's equity (from statement of financial condition)	$ 13,753	$ 250,360
Total stockholder's equity qualified for net capital	$ 13,753	$ 250,360
Deductions:		
Receivable from affiliate	–	(31,242)
Net capital	$ 13,753	$ 219,118
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$ 8,296	$ 8,708
Percentage of aggregate indebtedness to net capital	60.32%	3.97%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 553	$ 580
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000	$ 5,000
Net capital surplus	$ 8,753	$ 214,118

SCHEDULE II

3 MARK EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2004 AND 2003

	MARCH 31, 2004	MARCH 31, 2003
CREDIT BALANCES	$ –	$ –
Excess of total credits over total debits	$ –	$ –
RESERVE COMPUTATION:		
Amount required to be on deposit in the reserve bank account (105% of the excess of total credits over total debits)	$ –	$ –
Amount held on deposit in the reserve bank account	–	–
Amount of deposit in excess of requirement	$ –	$ –

SCHEDULE III

3 MARK EQUITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2004 AND 2003

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3.	$0
Number of items		None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$0
Number of items		None

SCHEDULE IV

3 MARK EQUITIES, INC.

**STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2004 AND 2003**

There were no material differences between the computations of net capital pursuant to Rule 15c3-1 and the computations for determination of reserve requirements under Rule 15c3-3 included in this report and the computations included in the Company's Form X-17A-5 (FOCUS Report, Part IIA), as of March 31, 2004 and 2003.

HEIN + ASSOCIATES LLP
Certified Public Accountants and Consultants
Denver • Houston • Dallas • Southern California • Phoenix

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
3 Mark Equities, Inc.

Dear Sirs:

In planning and performing our audits of the financial statements and supplemental schedules of 3 Mark Equities, (the Company) for the years ended March 31, 2004 and 2003, on which we have issued our report dated April 22, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements in making quarterly securities examinations, counts, verifications and comparisons as required by Rule 17a-13, because the Company did not hold any securities at March 31, 2004 or 2003, or during the years then ended. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone **303-298-9600**
Fax 303-298-8118
www.heincpa.com

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
April 22, 2004